Exhibit 2

GROWN ROGUE INTERNATIONAL INC.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months ended January 31, 2023, and 2022

Expressed in United States Dollars

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these interim financial statements.

Notes to the Consolidated Financial Statements

i

Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Financial Position

Unaudited - Expressed in United States Dollars

	January 31, 2023	October 31, 2022
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,488,046	1,582,384
Accounts receivable (Note 18)	1,276,546	1,643,959
Biological assets (Note 3)	1,434,080	1,199,519
Inventory (Note 4)	3,614,247	3,131,877
Prepaid expenses and other assets	362,345	352,274
Total current assets	10,175,264	7,910,013
Property and equipment (Note 8)	7,880,350	7,734,901
Intangible assets and goodwill (Note 9)	725,668	725,668
TOTAL ASSETS	18,781,282	16,370,582

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,664,264	1,821,875
Current portion of lease liabilities (Note 7)	1,280,277	1,025,373
Current portion of long-term debt (Note 10)	1,956,428	1,769,600
Current portion of convertible debentures (Note 11)	194,426	-
Business acquisition consideration payable (Note 5)	360,000	360,000
Unearned revenue	52,318	28,024
Derivative liability (Note 11.1)	721,849	-
Income tax	311,032	311,032
Total current liabilities	6,540,594	5,315,904
Lease liabilities (Note 7)	1,251,759	1,275,756
Long-term debt (Note 10)	339,664	839,222
Convertible debentures (Note 11)	1,062,828	-
TOTAL LIABILITIES	9,194,845	7,430,882

EQUITY
Share capital (Note 12)	21,894,633	21,858,827
Shares issuable (Note 12)	-	35,806
Contributed surplus (Notes 13, 14)	6,560,714	6,505,092
Accumulated other comprehensive loss	(111,035)	(109,613)
Accumulated deficit	(19,531,463)	(21,356,891)
Equity attributable to shareholders	8,812,849	6,933,221
Non-controlling interests (Note 22)	773,588	2,006,479
TOTAL EQUITY	9,586,437	8,939,700
TOTAL LIABILITIES AND EQUITY	18,781,282	16,370,582

Going Concern (Note 2)

Approved on behalf of the Board of Directors:

Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

Unaudited - Expressed in United States Dollars

	Three months ended January 31,
	2023	2022
	$	$
Revenue
Product sales	4,530,540	3,732,713
Total revenue	4,530,540	3,732,713

Cost of goods sold
Cost of finished cannabis inventory sold (Note 4)	(2,037,281)	(1,699,026)
Gross profit, excluding fair value items	2,493,259	2,033,687
Realized fair value amounts in inventory sold	(606,715)	(1,010,478)
Unrealized fair value gain on growth of biological assets	630,872	1,289,514
Gross profit	2,517,416	2,312,723
Expenses
Accretion expense	164,108	151,687
Amortization of property and equipment	115,639	52,010
General and administrative	1,535,242	1,603,926
Share-based compensation	55,622	18,487
Total expenses	1,870,611	1,826,110
Income from operations	646,805	486,613
Other income and (expense)
Interest expense	(99,504)	(114,660)
Other income (expense)	223,774	(5,440)
Unrealized loss on marketable securities	-	(167,804)
Unrealized gain on derivative liability	64,360	-
Loss on disposal of property and equipment	(168,144)	(6,250)
Gain from operations before income tax	667,291	192,459
Income tax	(74,754)	(37,018)
Net income	592,537	155,441
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation loss	(1,422)	(13,658)
Total comprehensive income	591,115	141,783
Gain per share attributable to owners of the parent – basic and diluted	0.01	0.00
Weighted average shares outstanding – basic and diluted	169,193,812	164,976,815

Net income (loss) for the period attributable to:
Non-controlling interest	(339,408)	564,607
Shareholders	931,945	(409,166)
Net income	592,537	155,441

Comprehensive income (loss) for the period attributable to:
Non-controlling interest	(339,408)	564,607
Shareholders	930,523	(422,824)
Total comprehensive income	591,115	141,783

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Changes in Equity

Unaudited - Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700
Issuance of shares underlying shares issuable (Note 12.1)	200,000	35,806	(35,806)	-	-	-	-	-
Stock option vesting expense	-	-	-	55,622	-	-	-	55,622
Currency translation adjustment	-	-	-	-	(1,422)	-	-	(1,422)
Exercise of option to acquire 87% of Canopy membership units					-	893,483	(893,483)	-
Net income (loss)	-	-	-	-	-	931,945	(339,408)	592,537
Balance - January 31, 2023	170,832,611	21,894,633	-	6,560,714	(111,035)	(19,531,463)	773,588	9,586,437

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2021	156,936,876	20,499,031	74,338	6,407,935	(90,378)	(21,804,349)	2,003,986	7,120,563
Shares issued for employment, director, & consulting services (Note 12.2)	311,835	46,031	(38,532)	-	-	-	-	7,499
Private placement of shares (Note 12.3)	13,166,400	1,300,000	-	-	-	-	-	1,300,000
Stock option vesting	-	-	-	54,797	-	-	-	87,333
Currency translation adjustment	-	-	-	-	(13,658)	-	-	(16,479)
Net income	-	-	-	-		409,166	564,607	155,441
Balance – January 31, 2022	170,415,111	21,845,062	35,806	6,462,732	(104,036)	(22,213,515)	2,598,593	8,624,642

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Cash Flow Statements

Unaudited - Expressed in United States Dollars

	Three months ended January 31,
	2023	2022
	$	$
Operating activities
Net income	592,537	155,441
Adjustments for non-cash items in net income:
Amortization of property and equipment	115,639	52,010
Amortization of property and equipment included in costs of inventory sold	276,562	147,463
Unrealized gain on changes in fair value of biological assets	(630,872)	(1,289,514)
Changes in fair value of inventory sold	606,715	1,010,478
Share-based compensation	-	7,499
Stock option expense	55,622	54,797
Accretion expense	164,108	151,685
Loss on disposal of property & equipment	168,144	6,250
Unrealized loss on marketable securities	-	167,804
Gain on fair value of derivative liability	(64,360)	-
Effects of foreign exchange	933	1,807
	1,285,028	465,720
Changes in non-cash working capital (Note 15)	(419,285)	(389,648)
Net cash provided by operating activities	865,743	76,072

Investing activities
Purchase of property and equipment and intangibles	(36,378)	(574,595)
Payments of acquisition payable	-	(2,000)
Net cash used in investing activities	(36,378)	(576,595)

Financing activities
Proceeds from convertible debentures	2,000,000	-
Proceeds from long-term debt	-	100,000
Proceeds from private placement	-	1,300,000
Repayment of long-term debt	(420,730)	(218,710)
Repayment of convertible debentures	(15,000)	-
Payments of lease principal	(487,973)	(186,922)
Net cash provided by financing activities	1,076,297	944,368

Change in cash	1,905,662	493,845
Cash balance, beginning	1,582,384	1,114,033
Cash balance, ending	3,488,046	1,607,878

Supplemental cash flow disclosures (Note 16)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

1.	Corporate Information and Defined Terms

1.1	Corporate Information

These unaudited condensed interim consolidated financial statements for the three months ended January 31, 2023, and 2022, include the accounts of Grown Rogue International Inc. and its subsidiaries. The registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1.

Grown Rogue International Inc.’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership	Defined Term
Grown Rogue International Inc.	100% owner of GR Unlimited	The “Company”
Grown Rogue Unlimited, LLC	100% by the Company	“GR Unlimited”
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC	“GR Gardens”
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC	“GRU Properties”
GRIP, LLC	100% by Grown Rogue Unlimited, LLC	“GRIP”
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC	“GR Distribution”
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC	“GR Michigan”
Idalia, LLC	60% by Grown Rogue Unlimited, LLC	“Idalia”
Canopy Management, LLC	87% by Grown Rogue Unlimited, LLC	“Canopy”
Golden Harvests, LLC	60% by Canopy Management, LLC	“Golden Harvests”

The Company is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

1.2	Defined Terms

Following are certain defined terms used herein:

Term	Defined Term	Reference
General terms:
International Financial Reporting Standards	“IFRS”
International Accounting Standards	“IAS”
United States dollar	“U.S. dollar”
Fair value less costs to sell	“FVLCTS”

Terms related to the Company’s locations:
Outdoor grow property located in Trail, Oregon leased from CEO	“Trail”
Outdoor post-harvest facility located in Medford, Oregon leased from CEO	“Lars”

Terms related to officers and directors of the Company:
President & Chief Executive Officer	“CEO”
Chief Financial Officer	“CFO”
Senior Vice President of GR Unlimited	“SVP”
Chief Operating Officer (position eliminated in December 2021)	“COO”

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Term	Defined Term	Reference
Terms related to transactions with High Street Capital Partners, LLC:
High Street Capital Partners, LLC	“HSCP”	Note 6.1
Agreement of the Company to acquire substantially all of the assets of the growing and retail operations of HSCP	“HSCP Transaction”	Note 6.1
Management Services Agreement with HSCP	“HSCP MSA”	Note 6.1
Principal Payment of $500,000 due to HSCP on May 1, 2023	“First Principal Payment”	Note 10.2

Terms related to transactions with Plant-Based Investment Corp.:
Plant-Based Investment Corp., formerly related party	“PBIC”
Unsecured promissory note agreement with PBIC of September 9, 2021	“PBIC Note”	Note 10.1
The Company’s sun-grown A-flower 2021 harvest, defined in the PBIC Note	“Harvest”	Note 10.1
The Company’s former ownership of 2,362,204 shares of PBIC	“PBIC Shares”	Note 10.1
2766923 Ontario Inc., receiver of PBIC Shares from the Company as part of the settlement of the PBIC Note	“Creditor”	Note 10.1

Terms related to Convertible Debentures issued in December 2022:
Convertible debentures with aggregate principal amount of $2,000,000 issued in December 2022	“Convertible Debentures”	Note 11.1
Purchasers of Convertible Debentures	“Purchasers”	Note 11.1
6,716,499 warrants issued to the Purchasers	“Warrants”	Note 11.1

Terms related to December 2021 non-brokered private placement of common shares:
Non-brokered private placement of common shares (“Private Placement”) for total gross proceeds of $1,300,000	“Private Placement”	Note 12.3

Terms related to March 2021 brokered private placement of special warrants:
Agent for March 2021 brokered private placement of special warrants	“Agent”	Note 13.1
March 2021 brokered private placement of special warrants	“Offering”
An aggregate of 1,127,758 broker warrants of the Company	“Broker Warrants”	Note 13.1
Compensation options, resulting from exercise of Broker Warrants	“Compensation Options”	Note 13.1
Warrants for consideration of advisory services issued to the Agent	“Advisory Warrants”	Note 13.1
The Broker Warrants and Advisory Warrants referred to collectively	“Agent Warrants”	Note 13.1
One unit of the Company resulting from exercise of a Compensation Option, comprised of one common share and one common share purchase warrant	“Compensation Unit”	Note 13.1
Warrant resulting from Compensation Option	“Compensation Warrant”	Note 13.1

Terms related to non-controlling interest transactions with GR Distribution
Equity units of GR Distribution	“GR Distribution Units”	Note 22.3

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

2.	Significant Accounting Policies and Judgments and Defined Terms

2.1	Statement of Compliance and Going Concern

The financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, applicable to a going concern, which contemplates the realization of assets and liabilities in the normal course of business as they become due.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. Although during the three months ended January 31, 2023, the Company generated net income of approximately $0.6 million, it has historically incurred net losses, and as of that date, the Company’s accumulated deficit was approximately $19.5 million. These conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing. The accompanying financial statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used, then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these financial statements.

These financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with our annual consolidated financial statements for the year ended October 31, 2022. These unaudited condensed interim financial statements were authorized for issuance by the Board of Directors on March 27, 2023.

2.2	Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

2.3	Basis of Measurement

These financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value, as described herein.

2.4	Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar, and the functional currency of its subsidiaries is the United States dollar. These financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statements of loss and comprehensive loss.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive loss.

The preparation of these financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, and expenses. Areas that have the most significant effect on the amounts recognized in the financial statements are disclosed in Note 3 of the Company’s consolidated financial statements for the year ended October 31, 2022. The accounting policies applied in these financial statements are consistent with those used in the Company’s consolidated financial statements for the year ended October 31, 2022, except for the adoption of new accounting policies (Note 2.5).

2.5	Adoption of New Accounting Pronouncements

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IAS 41 effective November 1, 2022, which did not have material impact to the Company’s financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective November 1, 2022, which did not have material impact to the Company’s financial statements.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the Amendments to IAS 41 effective November 1, 2022, which did not have material impact to the Company’s financial statements.

2.6	New Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

3.	Biological Assets

Biological assets consist of cannabis plants, which reflect measurement at FVLCTS. Changes in the carrying amounts of biological assets for the three months ended January 31, 2023, are as follows:

	January 31, 2023	October 31, 2022
	$	$
Beginning balance	1,199,519	1,188,552
Purchased cannabis plants	1,053,662	4,567,108
Allocation of operational overhead	364,026	1,063,755
Change in FVLCTS due to biological transformation	630,872	3,278,572
Transferred to inventory upon harvest	(1,813,999)	(8,898,468)
Ending balance	1,434,080	1,199,519

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – the Company applied a weighted average number of days out of the approximately 62-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	January 31, 2023	October 31, 2022	January 31, 2023	October 31, 2022
Estimated selling price per (pound)	$831	$817	$266,067	$246,397
Estimated stage of growth	53%	49%	$220,203	$204,814
Estimated flower yield per harvest (pound)	3,010	2,638	$220,203	$204,814

4.	Inventory

The Company’s inventory composition is as follows:

	January 31, 2023	October 31, 2022
	$	$
Raw materials	161,758	134,926
Work in process	2,945,702	2,735,000
Finished goods	506,787	261,951
Ending balance	3,614,247	3,131,877

The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the three months ended January 31, 2023, was $2,037,281 (2022 - $1,699,026).

5.	Business combinations

5.1	Golden Harvests

On May 1, 2021, the Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Consideration remaining to be paid at the date of these financial statements included cash payments of $360,00. During the three months ended January 31, 2023, 200,000 common shares issuable since May 1, 2021, with an aggregate fair value of $35,806, were issued.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

On December 1, 2021, the Company and the seller of the 60% controlling interest in Golden Harvests agreed to extend the due date of the cash portion of business acquisition consideration payable until December 31, 2024, in exchange for monthly payments at a rate of 18% per annum. The Company may pay all or part of the cash portion of the business acquisition consideration payable prior to December 31, 2024. The following table summarizes the movement in business acquisition consideration payable.

Business acquisition consideration payable	$
Acquisition date fair value	370,537
Payments from acquisition date to January 31, 2023	(8,000)
Application of prepayments	(4,000)
Accretion	1,463
Balance – October 31, 2022 and January 31, 2023	360,000

6.	Other investments and purchase deposits

6.1	Investment in assets sold by HSCP

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations pursuant to the HSCP Transaction, for an aggregate total of $3,000,000 in consideration, payable in a series of tranches, subject to receipt of all necessary regulatory and other approvals. A payment of $250,000 was to be due at closing and the payment of the remaining purchase price was to depend on the timing of the closing. If the closing were to take place before the 12-month anniversary date of the February 5, 2021, effective date, the remaining balance of $2,000,000 would be paid by a promissory note payable. If the closing were to take place after the 12-month anniversary date but before the 18-month anniversary date, the remaining balance would be paid $750,000 in cash and $1,250,000 by a promissory note payable. If the closing were to take place later than the 18-month anniversary date, the remaining $2,000,000 would be paid in cash. The Company also executed the HSCP MSA, a management services agreement, pursuant to which the Company agreed to pay $21,500 per month as consideration for services rendered thereunder, until the completion of the HSCP Transaction. In accordance with the MSA, the Company owned all production from the growing assets derived from the growing operations of HSCP, and the Company operated the growing facility of HSCP under the MSA until receipt of the necessary regulatory approvals relating to the acquisition by the Company of HSCP’s growing assets. The Company had no involvement with the retail operations contemplated in the agreement until the HSCP Transaction was completed.

On April 14, 2022, the HSCP Transaction closed with modifications to the original terms: the retail purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a promissory note payable with a principal sum of $1,250,000, of which $500,000 was on August 1, 2022, and $750,000 was on May 1, 2023. The agreement was amended August 1, 2022, as described at Note 10.2.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

7.	Leases

The following is a continuity schedule of lease liabilities.

	January 31, 2023	October 31, 2022
	$	$
Balance - beginning	2,301,129	2,360,438
Additions	718,880	1,030,439
Disposals	-	-
Interest expense on lease liabilities	61,763	243,360
Payments	(549,736)	(1,333,098)
Balance - ending	2,532,036	2,301,129
Current portion	1,280,277	1,025,373
Non-current portion	1,251,759	1,275,756

8.	Property and Equipment

	Computer and Office Equipment	Production Equipment and Other	Leasehold Improvements	Right-of- use Assets	Total
COST	$	$	$	$	$
Balance - October 31, 2021	16,283	511,167	4,978,088	3,328,032	8,833,570
Additions	-	34,690	3,014,807	951,377	4,000,874
Disposals	-	(2,825)	(10,375)	-	(13,200)
Balance - October 31, 2022	16,283	543,032	7,982,520	4,279,409	12,821,244
Additions	-	2,250	135,577	718,880	856,707
Disposals	-	(3,339)	(3,862)	(281,707)	(288,908)
Balance – January 31, 2023	16,283	541,943	8,114,235	4,716,582	13,389,043
ACCUMULATED AMORTIZATION
Balance - October 31, 2021	16,283	196,103	2,017,029	861,571	3,090,986
Amortization for the period	-	114,197	706,567	1,181,543	2,002,307
Disposals	-	(895)	(6,055)	-	(6,950)
Balance - October 31, 2022	16,283	309,405	2,717,541	2,043,114	5,086,343
Amortization for the period	-	22,460	267,395	253,259	543,114
Disposals	-	(2,584)	(802)	(117,378)	(120,764)
Balance – January 31, 2023	16,283	329,281	2,984,134	2,178,995	5,508,693
NET BOOK VALUE
Balance - October 31, 2022	-	233,627	5,264,979	2,236,295	7,734,901
Balance – January 31, 2023	-	212,662	5,130,101	2,537,587	7,880,350

For the three months ended January 31, 2023, amortization capitalized was $427,475 (2022 - $235,422) and expensed amortization was $115,639 (2022 - $52,010).

Pg 12 of 27

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

9.	Intangible assets and goodwill

Indefinite lived intangible assets and goodwill	January 31, 2023	October 31, 2022
	$	$
Balance – beginning	725,668	399,338
Additions – grower licenses	-	326,330
Balance – ending	725,668	725,668

Additions during the year ended October 31, 2022, resulted from the HSCP Transaction (Note 6.1).

10.	Long-term Debt

Transactions related to the Company’s long-term debt for the three months ended January 31, 2023, include the following:

	Note
Movement in long-term debt	10.1	10.2	10.3	10.4	10.5	10.6	10.7	Total $
Balance - October 31, 2021	-	600,572	249,064	280,567	150,000	142,997	786,461	2,209,661
Additions to debt	1,250,000	100,000	-	-	-	-	-	1,350,000
Settlement of debt	-	(706,352)	-	-	-	-	-	(706,352)
Interest accretion	-	5,780	79,046	71,443	-	36,594	295,453	488,316
Debt payments	-	-	(25,000)	(25,000)	(150,000)	(12,500)	(520,303)	(732,803)
Balance - October 31, 2022	1,250,000	-	303,110	327,010	-	167,091	561,611	2,608,822
Interest accretion	-	-	22,553	19,837	-	10,177	55,433	108,000
Debt payments	(250,000)	-	(6,250)	(6,250)	-	(3,125)	(155,105)	(420,730)
Balance – January 31, 2023	1,000,000	-	319,413	340,597	-	174,143	461,939	2,296,092
Current portion	1,000,000	-	172,620	187,661	-	134,208	461,939	1,956,428
Non-current portion	-	-	146,793	152,936	-	39,935	-	339,664

	Note
Principal balance owed at	10.1	10.2	10.3	10.4	10.5	10.6	10.7	Total $
October 31, 2022	1,250,000	-	250,000	250,000	-	125,000	-	1,875,000
January 31, 2023	1,000,000	-	250,000	250,000	-	125,000	-	1,625,000

10.1	12.5% note payable owed by GR Distribution to HSCP with original principal amount of $1,250,000

On April 14, 2022, the Company purchased indoor growing assets from HSCP (Note 7.1). Purchase consideration included a secured promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022 and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. Collateral for the secured promissory note payable is comprised of the assets purchased.

On August 1, 2022, the terms of the Secured Promissory Note between GR Distribution and HSCP, were amended. As amended, the Secured Promissory Note will be fully settled by two principal amounts of $500,000 (the First Principal Payment) and $750,000 due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount will accrue simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be

Pg 13 of 27

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the First Principal Payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the First Principal Payment. The Company paid $250,000 against the First Principal Payment during the three months ended January 31, 2023.

10.2	0% stated rate note payable to PBIC with original principal amount of $800,000 and Harvest-based payments (settled)

On September 9, 2021, the Company entered into the PBIC Note, an unsecured promissory note agreement with PBIC, a formerly related party, in the amount of $800,000, which was to be fully advanced by September 30, 2021. During the year ended October 31, 2022, $100,000 was received (through October 31, 2021 - $600,000). The PBIC Note was to mature on December 15, 2022, with payments commencing January 15, 2022, and continuing through and including December 15, 2022. The terms required the Company to make certain participation payments to the lender based on a percentage monthly sales of cannabis flower sold from the Company’s Harvest (sun-grown A-flower 2021 harvest), less 15% of such amount to account for costs of sales. The percentage was determined by dividing 2,000 by the total volume of pounds of the Harvest, proportionate to principal proceeds. A portion of these payments were to be used to pay down the outstanding principal on a monthly basis. The PBIC Note would have automatically terminated when the full amount of any outstanding principal plus the applicable participation payments were paid prior to the maturity date. Should the participation payments have fully repaid the principal amount prior to the maturity date then the PBIC Note would have automatically terminated. The PBIC Note bore no stated rate of interest, and in the event of default, would have born interest at 15% per annum. The PBIC Note was reported at amortized cost using an effective interest rate of approximately 1.9%.

On June 20, 2022, the Company announced the settlement of the PBIC Note, which had a principal balance owing of $700,000. The Company agreed to transfer its PBIC Shares (the Company’s ownership of 2,362,204 common shares of PBIC), to the Creditor (2766923 Ontario Inc.), to which PBIC sold and assigned the PBIC Note. In exchange, the Creditor provided forgiveness and settlement of all amounts owing in connection with the PBIC Note. The Company reported a gain on debt settlement of $449,684 as a result of the settlement.

10.3	10% note payable owed by Golden Harvests with original principal amount of $250,000

On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 5) with a carrying value of $227,056. The note is for a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 33%.

10.4	10% note payable owed by GR Distribution with original principal amount of $250,000

On January 27, 2021, debt was issued by GR Distribution with a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

Pg 14 of 27

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

10.5	10% note payable owed by GR Gardens with original principal amount of $150,000 (settled)

On December 2, 2020, debt was issued by GR Gardens with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date was be extended by six-months for a fee of $1,000 per $10,000 of principal extended, which was $75,000.

10.6	10% note payable owed by GR Distribution with original principal amount of $125,000

On November 23, 2020, debt was issued by GR Distribution with a principal amount of $125,000, interest paid monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

10.7	0% stated rate note payable by Canopy with original principal amount of $600,000 and royalty payments to lenders

On March 20, 2020, debt with a principal amount of $600,000 was received under a secured debt investment of $600,000). It carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests. Once the principal is repaid, each investor receives a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests. The royalty commenced in December 2021, at which time principal was repaid, and is payable monthly a period of two years. The royalty maximum is two times the amount of principal invested, and the royalty minimum is equal to the principal loaned. The Company has the right, but not the obligation, to purchase terminate royalty payments from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the agreement at amortized cost using the effective interest method, at an effective interest rate of approximately 73%.

10.8	Accrued interest payable

Accrued interest payable on long-term debt at January 31, 2023 was $Nil (October 31, 2022 - $Nil).

11.	Convertible Debentures

Transactions relating to the Company’s convertible debentures for the three months ended January 31, 2023, include the following:

Movement in convertible debentures	$
Balance - October 31, 2022	-
Additions to debenture (Note 11.1)	2,000,000
Derivative liability recognition	(783,854)
Interest accretion	56,108
Debt payments	(15,000)
Balance - January 31, 2023	1,257,254
Current portion	194,426
Non-current portion	1,062,828

Pg 15 of 27

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

11.1	9% convertible debentures with original principal amount of $2,000,000

On December 5, 2022, the Company announced the closing of a non-brokered private placement of Convertible Debentures with an aggregate principal amount of $2,000,000. The Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the Purchasers of the Convertible Debentures an aggregate of 6,716,499 Warrants, that represents 50% coverage of each Purchaser’s Convertible Debenture investment. The Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of $0.25 CAD per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days. The Convertible Debentures and Warrants issued pursuant to the private placement (and the underlying common shares) were subject to a statutory hold period of four months and one day from the closing date.

The conversion feature of the Convertible Debentures gives rise to the derivative liability reported on the statement of financial position at January 31, 2023. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes pricing model. The fair value of the derivative liability at January 31, 2023 was estimated to $721,849 (October 31, 2022 - $Nil) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.7%
Expected life	3 years
Expected volatility	99%

12.	Share Capital and Shares Issuable

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the three months ended January 31, 2023, the following share transactions occurred:

12.1	200,000 common shares issued to settle shares issuable

On January 10, 2023, the Company issued 200,000 common shares with an aggregate fair value of $35,806, which was reported as issuable as at October 31, 2022, which represented a portion of consideration for the acquisition of Golden Harvests (Note 5).

During the three months ended January 31, 2022, the following share transactions occurred:

12.2	311,385 common shares issued to employees, directors, and/or consultants

The Company issued 311,385 common shares with a fair value of $46,031 for employment compensation, director services and consulting services.

Pg 16 of 27

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

12.3	13,166,400 common shares issued in Private Placement for proceeds of $1,300,000

On December 9, 2021, the Company closed the Private Placement, a non-brokered private placement of common shares, for total gross proceeds of $1,300,000 (CDN$1,645,800). The Private Placement resulted in the issuance of 13,166,400 common shares of Grown Rogue at a purchase price of CAD$0.125 per share. All common shares issued pursuant to the Private Placement were subject to a hold period of four months and one day. The CEO of Grown Rogue invested $300,000 in the Private Placement and received 3,038,400 common shares of the Company.

13.	Warrants

The following table summarizes the warrant activities for the three months ended January 31, 2023:

	Number	Weighted Average Exercise Price (CAD$)
Balance - October 31, 2021	56,919,787	0.22
Expiration of warrants pursuant to convertible debt deemed re-issuance	(8,409,091)	0.16
Expiration of warrants issued pursuant to private placement to CGOC	(15,000,000)	0.13
Balance – October 31, 2022 & January 31, 2023	33,510,696	0.28

As at January 31, 2023, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.20	8,200,000	0.01	February 5, 2023
0.30	23,162,579	0.09	March 05, 2023
0.44	2,148,117	0.41	June 28, 2023
0.28	33,510,696	0.09

13.1	Agent Warrants

On March 5, 2021, as consideration for the services rendered the Agent to the Offering (a brokered private placement of special warrants), the Company issued to the Agent an aggregate of 1,127,758 Broker Warrants of the Company exercisable to acquire 1,127,758 Compensation Options for no additional consideration. As consideration for certain advisory services provided in connection with the Offering, the Company issued to the Agent an aggregate of 113,500 Advisory Warrants exercisable to acquire 113,500 Compensation Options for no additional consideration. The Broker Warrants and Advisory Warrants are collectively referred to as the Agent Warrants.

Each Compensation Option entitles the holder thereof to purchase one Compensation Unit of the Company at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit is comprised of one common share and one Compensation Warrant. Each Compensation Warrant shall entitle the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The following table sets out the Agent Warrants issued and outstanding at January 31, 2023.

Pg 17 of 27

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Exercise price (CAD$)	Agent Warrants outstanding	Remaining contractual life (years)	Expiry date
$0.225	1,241,258	0.09	March 5, 2023

The fair value of the Agent Warrants of $210,278 was allocated to share capital. The Black-Scholes pricing assumptions used in the valuation of the Agent Warrants were as follows:

Expected dividend yield	Nil%
Risk-free interest rate	0.92%
Expected life of Agent Warrant	2 years
Expected life of underlying warrant	1.99 years
Expected volatility	100%

14.	Stock Options

The following table summarizes the stock option movements for the three months ended January 31, 2023:

	Number	Exercise price (CAD$)
Balance – October 31, 2021	5,765,000	0.20
Granted to employees	605,000	0.15
Forfeitures by service provider	(500,000)	0.44
Forfeitures by employees	(960,000)	0.15
Balance – October 31, 2022	4,910,000	0.18
Granted to employees	3,650,000	0.15
Granted to service providers	2,750,000	0.15
Expiration of options to employees	(30,000)	0.15
Expiration of options to employees	(75,000)	0.22
Balance – January 31, 2023	11,205,000	0.16

14.1	Stock options granted

During the three months ended January 31, 2023, 6,400,000 options were granted (2022 – 195,000) to employees.

The fair value of the options granted during the three months ended January 31, 2023, was approximately $397,393 (CAD$535,632) which was estimated at the grant dates based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	3.89%
Expected life	4.0 years
Expected volatility	86%

Pg 18 of 27

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

The vesting terms of options granted during the three months ended January 31, 2023, are set out in the table below:

Number granted	Vesting terms
400,000	Fully vested on grant date
6,000,000	Vest on one year anniversary of grant date
6,400,000

14.2	Stock options issued and outstanding

As at January 31, 2023, the following stock options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,970,000	1,827,500	1.4	July 2024
0.15	200,000	200,000	1.7	November 2024
0.28	1,000,000	675,000	2.2	April 2025
0.16	1,150,000	1,075,000	2.2	May 2025
0.15	85,000	75,000	2.7	November 2025
0.15	400,000	-	3.1	April 2026
0.15	6,400,000	400,000	3.9	January 2027
0.18	11,205,000	4,252,500	3.0

15.	Changes in Non-Cash Working Capital

The changes to the Company’s non-cash working capital for the three months ended January 31, 2023, and 2022 are as follows:

Three months ended January 31,	2023	2022
	$	$
Accounts receivable	367,413	(290,723)
Inventory & biological assets	(541,861)	(468,402)
Prepaid expenses and other assets	(10,071)	58,528
Accounts payable and accrued liabilities	(259,060)	309,089
Interest payable	-	1,250
Income tax payable	-	14,502
Unearned revenue	24,294	(13,892)
Total	(419,285)	(389,648)

16.	Supplemental Cash Flow Disclosure

Three months ended January 31,	2023	2022
	$	$
Interest paid	98,753	109,524
Fair value of common shares issued & issuable for services	-	46,031
Right-of-use assets acquired through leases (Note 7)	718,880	533,710

Pg 19 of 27

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

17.	Related Party Transactions

During the three months ended January 31, 2023, the Company incurred the following related party transactions.

17.1	Transactions with CEO

Through its wholly owned subsidiary, GRU Properties, the Company leases Trail, owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $18,000 were incurred for three months ended January 31, 2023 (2022 – 18,000). The lease liability balance for Trail at January 31, 2023, was $180,264 (October 31, 2022 - $193,312).

During the year ended October 31, 2021, the Company leased Lars, a facility which is beneficially owned by the CEO, and is located in Medford, Oregon with a term through June 30, 2026. Lease charges for Lars of $46,814 (2022 - $45,450) were incurred for the three months ended January 31, 2023. The lease liability for Lars at January 31, 2023, was $575,375 (October 31, 2022 - $607,900).

During the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $3,879 at January 31, 2023 (October 31, 2022 - $9,433). Lease payments of $5,983 were made against the equipment leases during the three months ended January 31, 2023 (2022 - $7,630).

Leases liabilities payable to the CEO were $759,518 in aggregate at January 31, 2023 (October 31, 2022 - $810,645).

The CEO earned a royalty of 2.5% of sales of flower produced at Trail through December 31, 2021, at which time the royalty terminated. The CEO earned royalties of $Nil during the three months ended January 31, 2023 (2022 - $305).

During the year ended October 31, 2022, the Company settled $62,900 in long-term liabilities due to the CEO as part of the CEO’s total $300,000 subscription to a non-brokered private placement of common shares (Note 12.3). During the year ended October 31, 2021, the Company settled $162,899 in long-term accrued liabilities due to the CEO by way of a payment of $62,899 and $100,000 attributed to the CEO’s subscription to a non-brokered private placement on February 5, 2021.

17.2	Transactions with spouse of CEO

During the three months ended January 31, 2023, the Company incurred expenses of $23,077 (2022 - $15,000) for services provided by the spouse of the CEO. At January 31, 2023, accounts and accrued liabilities payable to this individual were $3,846 (October 31, 2022 - $1,154). The spouse of the CEO was granted 500,000 options during the three months ended January 31, 2023.

Pg 20 of 27

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

17.3	Transactions with key management personnel

Key management personnel consists of the President and CEO; the CFO, the COO, and the SVP of the Company. The compensation to key management is presented in the following table:

Three months ended January 31,	2023	2022
	$	$
Salaries and consulting fees	114,077	193,567
Share-based compensation	-	7,500
Stock option expense	12,000	3,026
Total	126,077	204,093

Stock options granted to key management personnel and close family members of key management personnel include the following. During the three months ended January 31, 2023, 1,500,000 options were granted to the CEO; 750,000 options were granted to the CFO; and 750,000 options were granted to the SVP. During the year ended October 31, 2022, no options were granted to key management personnel. During the year ended October 31, 2021: 500,000 options were granted to the COO, which expired following the COO’s resignation.

Compensation to directors during the three months ended January 31, 2023, was $4,500, (2022 – fees of $4,500 and common share issuances of 93,750 common shares with a fair value of $9,780.

Accounts payable, accrued liabilities, and lease liabilities due to key management at January 31, 2023, totaled $901,170 (October 31, 2022 - $947,233).

17.4	Debt balances and movements with related parties

The following table sets out portions of debt pertaining to related parties:

	CEO	SVP	Director	COO	Total
	$	$	$	$	$
Balance - October 31, 2021	65,539	131,078	196,617	163,750	556,984
Borrowed	-	-	-	-	-
Interest	24,621	49,242	73,863	1,250	148,976
Payments	(43,361)	(86,717)	(130,076)	(165,000)	(425,154)
Balance - October 31, 2022	46,799	93,603	140,404	-	280,806
Borrowed	-	-	-	-	-
Interest	4,619	9,239	13,859	-	27,717
Payments	(12,925)	(25,851)	(38,776)	-	(77,552)
Balance – January 31, 2023	38,493	76,991	115,487	-	230,971

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, SVP, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 22.2). These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company in January 2023 (Note 22.4); all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests.

Pg 21 of 27

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

18.	Financial Instruments

18.1	Market Risk (including interest rate risk and currency risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

18.1.1	Interest Rate Risk

At January 31, 2023, the Company’s exposure to interest rate risk relates to long-term debt and finance lease obligations; each of these items bears interest at a fixed rate.

18.1.2	Currency Risk

As at January 31, 2023, the Company had accounts payable and accrued liabilities of CAD$554,871. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

18.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is assessed on a case-by-case basis and a provision is recorded where required.

The carrying amount of cash, accounts receivable, and other receivables represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	January 31, 2023	October 31, 2022
	$	$
Cash	3,488,046	1,582,384
Accounts Receivable	1,276,546	1,643,959
Total	4,765,592	3,226,343

The allowance for doubtful accounts at January 31, 2023, was $217,260 (October 31, 2022 - $264,719).

As at January 31, 2023 and October 31, 2022, the Company’s trade accounts receivable and other receivable were aged as follows:

Pg 22 of 27

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

	January 31, 2023	October 31, 2022
	$	$
Current	459,028	872,100
1-30 days	439,773	336,149
31 days-older	503,039	614,022
Total trade accounts receivable	1,401,840	1,822,271
Other receivables	91,966	86,407
Provision for bad debt	(217,260)	(264,719)
Total accounts receivable	1,276,546	1,643,959

18.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At January 31, 2023, the Company’s working capital accounts were as follows:

	January 31, 2023	October 31, 2022
	$	$
Cash	3,488,046	1,582,384
Current assets excluding cash	6,687,218	6,327,629
Total current assets	10,175,264	7,910,013
Current liabilities	(6,540,594)	(5,315,904)
Working capital	3,634,670	2,594,109

The contractual maturities of the Company’s liabilities occur over the next five years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	1,664,264	-	-
Lease liabilities	1,280,277	1,054,679	197,080
Convertible debentures	194,426	1,062,828	-
Debt	1,956,428	339,664	-
Business acquisition consideration payable	360,000	-	-
Unearned revenue	52,318	-	-
Derivative liability	721,849	-	-
Income tax	311,032	-	-
Total	6,540,594	2,457,171	197,080

18.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, current portions of debt and debentures payable, unearned revenue, and interest payable approximate their fair values because of the short-term nature of these items.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

18.5	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at January 31, 2023 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
		$	$
Financial Assets
Cash	Level 1	3,488,046	-
Accounts receivable	Level 2	1,276,546	-

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	1,664,264	-
Debt	Level 2	2,296,092	-
Convertible debentures	Level 2	1,257,254
Business acquisition consideration payable	Level 2	360,000	-
Derivative liabilities	Level 2	-	721,849

During the three months ended January 31, 2023, there were no transfers of amounts between levels.

19.	General and Administrative Expenses

General and administrative expenses for the three months ended January 31, 2023, and 2022 are as follows:

	Three months ended January 31,
	2023	2022
	$	$
Office, banking, travel, and overheads	510,235	479,863
Professional services	154,481	108,021
Salaries and benefits	870,526	1,016,042
Total	1,535,242	1,603,926

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

20.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

- to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern.

- to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

- to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares and debt. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

21.	Segment Reporting

Geographical information relating to the Company’s activities is as follows:

Geographical segments	Oregon	Michigan	Corporate	Total
	$	$	$	$
Non-current assets other than financial instruments:
As at January 31, 2023	4,451,082	4,154,936	-	8,606,018
As at October 31, 2022	4,719,430	3,741,309	-	8,460,569

Three months ended January 31, 2023:
Net revenue	1,955,720	2,574,820	-	4,530,540
Gross profit	941,622	1,575,794	-	2,517,416
Gross profit before fair value adjustments	1,019,634	1,473,625	-	2,493,259

Three months ended January 31, 2022:
Net revenue	1,388,945	2,343,768	-	3,732,713
Gross profit	1,172,145	1,140,578	-	2,312,723
Gross profit before fair value adjustments	697,634	1,336,053	-	2,033,687

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the three months ended January 31, 2023, one major customer accounted for 11% of revenues (Q1 2022 – one major customer accounted for 14% of annual revenues).

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

22.	Non-controlling Interests

The changes to the non-controlling interest for the three months ended January 31, 2023, and the year ended October 31, 2022 are as follows:

	January 31, 2023	October 31, 2022
	$	$
Balance, beginning of period	2,006,479	2,033,986
Non-controlling interest’s 40% share of Idalia	-	-
Non-controlling interest’s 13% share of GR Michigan	-	-
Non-controlling interest’s 100% share of Canopy	(339,408)	(27,507)
Acquisition of 87% of Canopy	(893,483)	-
Balance, end of period	773,588	2,006,479

22.1	Non-controlling interest in Idalia

The following is summarized financial information for Idalia:

	January 31, 2023	October 31, 2022
	$	$
Net loss for the period	-	-

22.2	Non-controlling interest in GR Michigan:

	January 31, 2023	October 31, 2022
	$	$
Current assets	-	-
Net loss for the period	-	-

Nine percent (9%) of GR Michigan is owned by officers and directors of the Company; this ownership is pursuant to an agreement that included their loans made to GR Michigan (Note 17.4), and 4% of GR Michigan owned by a third party. The total non-controlling ownership, including ownership by officers and directors, is 13%.

22.3	Non-controlling interest in GR Distribution

During the year ended October 31, 2021, the Company sold an aggregate total of an approximately 10.6% interest in GR Distribution for $475,000. The interest was comprised of 11.875 newly issued GR Distribution Units; each GR Distribution Unit was sold for $40,000. Prior to the issuances, 100 GR Distribution Units were outstanding, and after the issuances, 111.875 GR Distribution Units were issued and outstanding. Of the newly issued 11.875 GR Distribution units issued, 6.25 were issued to a former director of the Company, for proceeds of $250,000. On April 30, 2021, the Company purchased 11.875 GR Distribution Units in exchange for 3,711,938 common shares with an aggregate fair value of $664,816. After the Company’s purchase of 11.875 GR Distribution Units, GR Distribution was a 100% owned subsidiary.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

22.4	Non-controlling interest in Canopy

	January 31, 2023	October 31, 2022
	$	$
Current assets	3,265,384	3,200,701
Non-current assets	4,154,936	3,741,309
Current liabilities	2,693,690	2,337,695
Non-current liabilities	466,767	715,461
Net loss for the period attributed to non-controlling interest	(339,408)	(27,507)

In January of 2023, GR Unlimited exercised its option to acquire 87% of the membership units of Canopy from the CEO. Prior to this, ninety-six percent (96%) of Canopy was owned by officers and directors of the Company, and four percent (4%) was owned by a third party. Ownership by officers and directors, excluding the CEO, was pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan (Note 22.2), which total 3.5%. The CEO owned 92.5% of Canopy, which was analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which was and is equal to the Company’s 87% ownership of GR Michigan. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO.

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